BIRCH MOUNTAIN RESOURCES LTD.

REPORT OF VOTING RESULTS

Birch Mountain Resources Ltd. (the “Corporation”) hereby files pursuant to Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, a report for each matter voted upon at its annual meeting (the “Meeting”) of shareholders held on May 30, 2008.

1.

At the Meeting, the following matters were put to vote by a show of hands and approved:

(i)

the fixing of the board of directors of the Corporation at seven members for the forthcoming year; and

(ii)

the appointment of Ernst & Young LLP, Chartered Accountants, as the auditors of the Corporation for the ensuing year or until their successors are appointed, and the fixing of the remuneration of the auditors by the board of directors.

2.

At the Meeting, the following matters were put to a vote by ballot, which includes votes cast in person and by proxy:

(i)

a motion to amend the resolution fixing the board of directors of the Corporation at seven members from eight members for the forthcoming year;

Outcome of Vote	Votes For	Votes Against	% of Votes Cast For	% of Votes Cast Withheld
Carried	50,441,140	nil	100%	nil

(ii)

the election of Joel Jarding, Douglas J. Rowe, Donald L. Dabbs, Kerry E. Sully, Lanny K. McDonald, Charles S. Hopper and Derrick Kershaw as directors of the Corporation for the ensuing year until their successors are elected or appointed; and

Outcome of Vote	Votes For	Votes Withheld	% of Votes Cast For	% of Votes Cast Withheld
Carried	50,254,425	2,424,218	95.4%	4.6%

(iii)

the approval of the terms of the Convertible Debenture issued to TriCap Partners Ltd.

Outcome of Vote	Votes For	Votes Against	% of Votes Cast For	% of Votes Cast Withheld
Carried	21,785,233	1,387,676	94.01%	5.99%

Dated at Calgary, Alberta this 3rd day of June, 2008

/s/ Joel Jarding
Joel Jarding
President and Chief Operating Officer
Birch Mountain Resources Ltd.